EXHIBIT 4.22

Supplement to Executive Board Contract Dated March 8, 1996

Dear Professor Heinrich,

In relation to your executive board contract dated March 8, 1996 and your reappointment on October 17, 2000, the compensation committee decided on the following supplements to your executive board contract at its meeting on October 17, 2000:

Article 4

Term
Duties at the end of this contract

Article 4 (1), paragraph 2

The following provision is added:
Thereafter it will extend by the duration of the reappointment unless terminated by either of the parties’ giving not less than nine months’ written notice to the other before it expires.

Article 4 (2)

If during the term of this contract Prof. Heinrich becomes permanently unable to work, this contract will end at the end of the quarter in which the permanent inability to work was determined.

The following sentence is added: However, compensation payments will end not before expiry of the 12-month period starting on the day on which the permanent inability to work was determined.

For the purposes of this contract, a permanent inability to work would be if Prof. Heinrich were unable to perform his work during a period of more than one year and it were not expected that he be able to start work again within the following six months.

Article 4 (4)

The following provision is added:
Provisions governing early dismissal or termination

If Prof. Heinrich is dismissed from the executive board, this contract is deemed terminated. If this contract is terminated or his appointment as an executive board member is revoked, SAP can suspend Prof. Heinrich from his duties with immediate effect. If he is not suspended, SAP will continue to pay his salary (basic annual salary and directors’ profit-sharing bonus) until the contract expires. If he is suspended, SAP will only continue to pay his basic annual salary.

Article 7
Retirement and dependents’ pension plan

The following provision is added:
If Prof. Heinrich dies, payment of compensation will continue during the three months following his death.

Walldorf, February 12, 2001

/s/ DIETMAR HOPP	/s/ CLAUS HEINRICH

The supervisory board Represented by its chairperson	Prof. Dr. Claus Heinrich